Exhibit 99.3

Email to Registrars

To:	NAME HERE
Subject:	Donuts and Rightside

Dear NAME HERE:

Exciting news — we just filed the attached press release announcing that Donuts is acquiring Rightside. Since Rightside is a public company, the actual close will likely occur during Q3.

We think the combined company is great news for you, and will help build the domains category profitably, reliably and rapidly. You’ll get more simplicity, consistency and quality - all from one source. Over time, we also hope to innovate with more products for you to offer to your customers.

Until the deal closes, it’s still “business as usual” - no changes. Meanwhile, if you have questions regarding integration plans, please contact me. For questions concerning your Rightside account, please continue to work with your Rightside account manager.

Over the next few weeks, we’ll begin detailed planning on the expected transition, and will keep you as informed as possible.

Thank you for your partnership, and we look forward to serving you in the future.

Important Additional Information and Where to Find It

The tender offer for the outstanding common shares of Rightside Group, Ltd. (“Rightside”) has not yet commenced. These communications are not an offer to purchase any shares of Rightside or a solicitation of an offer to sell securities. At the time that the tender offer is commenced, Donuts Inc. and its acquisition subsidiary will file tender offer materials on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Rightside will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered by Rightside’s stockholders before any decision is made with respect to the tender offer. Both the tender offer materials and the solicitation/recommendation statement will be made available to Rightside stockholders free of charge. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC.